

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 23, 2016

<u>Via E-mail</u>
Jeffrey Carlson
General Counsel
First Hartford Corporation
149 Colonial Road
Manchester, Connecticut 06042

        Re: **First Hartford Corporation**
                Form 10-K for Fiscal Year Ended April 30, 2015
                Filed August 5, 2015
                File No. 000-08862

Dear Mr. Carlson:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Kim McManus

                                        Kim McManus
                                        Senior Attorney
                                        Office of Real Estate and
                                        Commodities

cc: Ken B. Lerman, Esq.